Filed by Trebia Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Trebia Acquisition Corp.

Commission File No.: 001-39331

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System1

Trebia Acquisition Corp. & System1 Management Prepared Remarks

June 29, 2021

System1 – Trebia Acquisition Corp. & System1 Management Prepared Remarks, June 29, 2021

C O R P O R A T E P A R T I C I P A N T S

Frank Martire, Co-Founder, Trebia Acquisition Corp.

Michael Blend, Chief Executive Officer and Co-Founder, System1

Tridi Kidambi, Chief Financial Officer, System1

P R E S E N T A T I O N

Operator

Hello and welcome to the Trebia Acquisition Corp. and System1 Management Prepared Remarks Conference Call.

On today’s call are Frank Martire, Co-Founder of Trebia Acquisition Corp; Michael Blend, CEO and Co-Founder of System1; and Tridi Kidambi, CFO of System1.

During the course of this call, statements made that are not statements of historical fact constitute forward-looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ materially from those contemplated in these forward-looking statements. Existing and perspective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date.

For more information, please refer to the risks, uncertainties, and other factors discussed in Trebia Acquisition Corp.’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements that we make whenever they appear. You should carefully consider the risk, uncertainties, and other factors discussed in the Trebia Acquisition Corp.’s SEC filings.

In today’s conference call, we will refer to certain non-GAAP financial measures, such as Adjusted EBITDA. You will find a historical reconciliation of these non-GAAP measures to our actual GAAP results included in the appendix section of the investor presentation.

Now, I'd like to turn the call over to Frank Martire, Co-Founder of Trebia. Frank?

Frank Martire

Hello, I’m Frank Martire, and I want to start by stating how excited the Trebia team is to partner with System1, Protected, Michael, and his team on the merger with Trebia.

At Trebia, our mission from day one has been to search far and wide for a target that not only has a solid historical financial profile with a defensible market position, but a company that is uniquely positioned to grow rapidly.

We were fortunate to come across System1 in the fourth quarter of 2020. System1 is a leading technology and data driven customer acquisition business with a robust operating model that consistently generates strong organic growth, attractive margins, and profitability, all of which are all driven by a highly differentiated technology platform.

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System1 – Trebia Acquisition Corp. & System1 Management Prepared Remarks, June 29, 2021

From a transaction perspective, we have been working with the Company for over six months, and have been able to establish a real relationship with Michael and his team during that time. To Michael’s credit, we have been able to come to an agreement that, in our view, is very attractive to our shareholders. The transaction represents $1.4 billion of enterprise value implying 11.9x 2021 estimated Adjusted EBITDA and 9.1x 2022 estimated Adjusted EBITDA. We have ensured that the transaction is fully backstopped by Cannae, management, and incremental debt, if necessary to cover any redemptions.

Importantly, System1 fits all of our key investment criteria. System1 operates in a massive TAM where growth continues to accelerate as the world becomes more digital; System1 has a differentiated solution and platform that is enabled through its proprietary technology and allows for customer acquisition and monetization across all advertising verticals and channels; System1 has a top tier founder-led management, led by Michael, that is laser focused on driving shareholder value.

Importantly, management and Michael are demonstrating their commitment to the transaction by rolling over $668 million of equity representing over 50% of the overall equity in the Company. In fact, Michael is rolling over 100% of his total equity state. System1 has a long history of success in terms of operational achievements, revenue growth, profitability, and strong free cash flow providing a flexible capital structure, which Michael will detail shortly. System1’s platform is primed for continued organic and inorganic growth.

As many of our shareholders know, Bill and I have been fortunate to work with some very successful companies and management teams over a long period of time. We have invested in recurring themes and have used a consistent proven and time-tested playbook to deliver significant value to our shareholders.

We are particularly excited because System1 has many of the characteristics of the businesses we have had great success with, and we are confident in our ability to work with Michael and his team as they leverage our playbook to accelerate revenue growth, drive continual operational efficiencies, identify, and execute on strategic and accretive M&A, and ultimately drive multiple expansion and shareholder value.

Our team is extremely enthusiastic about our future with System1, and I trust that our shareholders will be equally enthusiastic. With System1’s proven platform and technology, combined with its organic growth trajectory, attractive entry valuation, and our sponsor group’s track record of driving shareholder returns by leveraging our value creation playbook, we expect to generate significant value for our shareholders.

I would now like to turn the presentation over to Michael to provide key highlights of the business. Michael, take it away.

Michael Blend

Thanks, Frank.

On behalf of myself and the System1 management team, we’re excited to partner with you and Bill Foley and the rest of the Trebia team. Bill and your team have an excellent track record building franchise businesses and generating shareholder value, and we’re going to emulate that record at System1. We couldn’t imagine better partners.

My name is Michael Blend, and I am the Co-Founder and CEO of System1. Joining me is Tridi Kidambi, our long-time CFO. We’re excited to introduce you to System1, so let’s get right to it.

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System1 – Trebia Acquisition Corp. & System1 Management Prepared Remarks, June 29, 2021

System1 has built a very fast-growing and profitable business as one of the leading omnichannel customer acquisition companies. We operate a proprietary technology platform called RAMP that we employ to acquire customers on behalf of our advertising partners. Our business is differentiated from typical customer acquisition companies in two major ways.

First, where most customer acquisition companies are concentrated on one or two advertising segments, our business is diversified across the full spectrum of advertiser verticals.

Our second major differentiator is that in addition to driving customers to our advertisers, we also use RAMP to acquire customers for System1’s own subscription products. As a result, we have two major complementary revenue streams; advertising and subscription.

Our differentiated approach has enabled us to build a business with significant scale. System1 operates over 40 websites generating 120 million monthly visits, and we have over 2 million paying subscribers using the digital subscription products gained via our acquisition of Protected.net.

We have scaled our business to a projected $120 million of EBITDA this year, and all of this is enabled by our technology platform. Our owned and operated properties generate billions of rows of first party data that help drive our marketing and monetization efforts across multiple channels.

Finally, we are a founder-led team and have been very efficient stewards of capital, resulting in our management owning over 50% of the Company after completing our merger with Trebia.

As you can see, we have a strong track record of consistent revenue and EBITDA growth, and we’re really excited about the opportunity in front of us. Between 2018 and 2022, we expect to grow our adjusted pro forma revenue billings at a 31% compound annual growth rate, with EBITDA growth slightly faster at 32% over the same time period, and I should highlight that after COVID caused an industry wide disruption in Q2 of last year, our business bounced back quickly and is accelerating faster than ever.

We credit our performance to our technology moat and our strategy of having a highly diversified business. We are not dependent on any particular advertiser vertical, so when the economy shifts to favor certain segments like travel or mortgages or car purchasing, our RAMP platform automatically adapts to the changes in real-time. On the marketing channel side, RAMP is built to acquire customers across all major advertising channels, so we are indifferent to whether Google or Facebook or Snap or Pinterest or Reddit is attracting more users.

System1 has two major business lines, Advertising and Subscription. In our Advertising business, we generate revenue by using RAMP to send customers to our advertisers, who then pay us for each click or customer we send their way.

In our Subscription business, we use RAMP to find customers for our own subscription products, and we generate revenue here from monthly or annual subscriptions.

Our business has three major pillars that lead customers through the purchase funnel from initially unlocking their purchase intent to ultimately taking purchase action.

First, our marketing platform unlocks consumer intent by targeting potential customers through advertisements that we place on ad networks.

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System1 – Trebia Acquisition Corp. & System1 Management Prepared Remarks, June 29, 2021

Next, after a customer responds to our marketing by clicking on an advertisement, he or she typically arrives at one of our 40 web properties. We are one of the largest internet publishers in the country, with well over a billion annual visits to our owned and operated web properties. Once consumers then reach our websites, they further qualify their purchase intent by taking an action such as reading a product review or entering a search. We then direct these consumers to either our advertisers or to our own products.

You can see that we operate at scale across this entire customer journey. We efficiently spend over $500 million annually on digital advertising, which then drives approximately 1.3 billion visits to our websites, and ultimately over 800 annual visitors go on to advertisers or our own products. Our basic business flow is pretty straightforward, but the devil is in the details. Let’s take a look.

First, RAMP generates an advertisement and places it on a variety of advertising networks. As mentioned, RAMP is omnichannel and operates across all the major platforms, from large walled gardens like Google and Facebook to newer, emerging networks like Snap and Reddit. These platforms each operate differently, and connecting across all of them is a very difficult technical challenge.

In the example on this slide, we are looking at a single advertising campaign for SUVs across several channels. RAMP is using machine learning algorithms to adjust marketing elements like the UI and copy of the advertisements, to automate and update bid prices, and to determine audience cohorts, and then as data flows through the system, RAMP is automatically optimizing each of these components.

Once a user clicks on an advertisement, she arrives at one of the System1 websites. Our network of sites is specifically designed to further qualify user intent by having the user perform a search or read an article. The user takes some kind of action that indicates that they’re definitely in market for a product. On our search-based properties like Info.com or MapQuest, users express their intent by entering the actual term or product they are looking for.

On other sites like HowStuffWorks, we have thousands of articles that match the original advertisements and enable users to make an additional call to action. Once a user clicks on an advertisement, enters a search, or reads an article, and then clicks again onto an advertiser or our own products, RAMP is highly confident the user is in purchase mode.

Finally, for the last step, the user arrives at the advertiser. In the scenario we share on the top row of this slide, large ad networks like those operated by Google or Bing syndicate their networks to System1. When one of our users is sent to an advertiser, the advertising network pays System1 a portion of the resulting advertising revenue.

In our newer direct-to-advertiser business, we have established direct relationships with advertisers like ADP and Quicken and send customers directly to them. By working with System1 directly, our advertisers reach new customers they are unable to find through their traditional channels, and System1 is paid for each new customer we generate.

Finally, in our rapidly-growing subscription business powered by our Protected.net acquisition, we are sending customers to our own internally-developed products, where we generate revenue from billing individuals for monthly or annual subscriptions.

RAMP is at the core of everything we do. RAMP is an extremely sophisticated end-to-end technology platform, and most of its components could stand alone as independent technology products. The data we generate through each customer journey provides a positive feedback loop that improves RAMP every single day. We have a short video that describes our platform in more detail. Before we get to that, I wanted to say a word about how well-positioned System1 is as digital marketing becomes more privacy-centric.

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System1 – Trebia Acquisition Corp. & System1 Management Prepared Remarks, June 29, 2021

As many of you are aware, recent pro-privacy announcements by Google and Apple are making headlines and really boil down to two things. First, eliminating intrusive advertising that relies on third party cookies, and secondly, making first party consumer relationships the centerpiece of digital marketing. These privacy changes are going to be good for consumers, and there are two primary reasons why this shift is great for System1.

First, RAMP does not rely on third party cookies, and as overly invasive advertising from other marketers goes away, our platform is becoming more effective.

Second, System1 has one of the largest independent repositories of first party data because we operate our own websites and search engines. Our users tell us precisely what they are in market for over 500 million times each month. So, System1 welcomes the shift to privacy, we think it’s going to be good for consumers, and we believe it’s only going to accelerate our business.

Now, let me show you a short video of our platform in action.

As we hope the video articulated, RAMP is a sophisticated technology platform that also has the advantage of a virtuous flywheel. As our business scales, we generate more information, which in turn makes us more efficient at marketing and monetizing customers, which lets us invest more heavily in technology and it increases the moat around our business. The bigger System1 gets, the harder it is to compete with us.

To drive home the differentiation of our business, we look at two vectors; advertising verticals and monetization methods. As you can see on this slide, most of our competition is consolidated on certain advertiser verticals like insurance or finance, or they generate revenue in a specific way like lead generation. As I’ve noted, System1 is diversified across all major advertiser verticals, and we generate revenue by both better customer acquisition and our own subscription products. We believe we simply have a better mousetrap than our competitors.

Let’s talk about our growth strategy. Digital customer acquisition is a massive market with lots of room for continued growth. For our advertising business, our day-to-day optimizations provide a regular growth cadence that allow us to improve the business every week and every month. We benefit from operating at significant scale where even small efficiency improvements in either marketing spend or monetization unlock substantial upside for us. In particular, we are seeing significant growth in our direct-to-advertiser and international efforts. Direct-to-advertiser was launched last year and is already at scale with over 100 advertisers, and international has gone from a very small part of our business to over 12% of revenue and growing.

As we think about the growth of our subscription business, we have a lot of confidence in Protected and their proven playbook of internally developing subscription products and scaling them very rapidly. Protected has a fantastic product team, and a tight integration with RAMP will enable us to launch new products more frequently and scale them faster. We’re going to keep investing marketing dollars to efficiently acquire new subscribers, we’re going to upsell current subscribers on add-on products, and we will build and scale new subscription products. Our recently launched products like Adblocker and WebShield are showing rapid adoption, and we have strong visibility into the future growth of this business.

Finally, augmenting our organic growth has been our success in M&A, where we have a very strong track record. We typically focus on proprietary deals of founder-led companies where we can use RAMP to accelerate the growth of the businesses we acquire. There are hundreds of potential targets that can benefit from RAMP, either on the customer acquisition side or on the monetization side. Really, our biggest challenge is exercising strong discipline to make sure we focus on companies that really fit our framework. We’ve done that to date, and we’re going to do that in the future.

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System1 – Trebia Acquisition Corp. & System1 Management Prepared Remarks, June 29, 2021

One thing I should note is that our financials and projections do not include upside from any M&A, although we do expect M&A to be additive and accretive to our future financials.

This slide is a quick overview of the companies we have acquired to date. We’re really proud of the overall success we have had with M&A, we believe it’s a core competency of our company, and each company we’ve acquire is now fully integrated onto our platform. We quickly see substantial synergies after acquiring companies, and one great example I wany to highlight on the right side is Startpage.

The history of Startpage is it was a founder-owned private search engine that we acquired in a proprietary deal. We had reached out to them, and there were no other bidders. As part of our due diligence process prior to the acquisition, we conducted an A-B test on one of our own search engines in which we exactly replicated the speed and look and feel of Startpage. We literally made one of our search engines look like Startpage to test if user behavior changed. This allowed us to approximate upside we would achieve once we integrated Startpage.

Anecdotally, the synergies played out almost exactly as we predicted with a substantial increase in monetization, and we have the ability to do tests like this with almost any web property or product that we are looking at acquiring.

The M&A opportunities we currently are evaluating fall into three buckets. The first are technology acquisitions that we believe will increase the effectiveness of RAMP. The second bucket are companies that can further accelerate System1’s existing business lines, and the last group are companies operating in white spaces that we currently are not in that would significantly expand our TAM.

Before I turn things over to Tridi for the finance section, I want to talk about the team that has gotten us here and will carry us forward. I am extremely proud of our great exec team that we have been able to build over the years. We are all veterans who have operated in digital marketing for a decade or more.

Myself and Tridi both have prior experience as execs at public companies, Paul, Brian, and Jen are all highly technical and have deep industry experience, and Beth has a great track record of helping scale large organizations. At our core, System1 is a technology organization, and more than 50% of our employees work in engineering, product, and data science. We attract great people that want to solve very hard problems. We have been internally operating as a public company for the last few years, so our entry on to the public markets should actually be an easy transition for us.

I would now like to hand things over to Tridi who will walk you through our financial performance.

Tridi Kidambi

Thank you, Michael.

In the following section, I’ll walk you through the financial performance of our business. When I think about System1 and what makes us successful, it boils down to four key points.

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System1 – Trebia Acquisition Corp. & System1 Management Prepared Remarks, June 29, 2021

First and foremost, System1 is a Rule of 40 business. We have a strong history of both revenue growth and profitability, and even in a pandemic-impacted 2020, delivered 29% pro forma billings revenue growth and 14% Adjusted EBITDA margins.

Secondly, over the years, we’ve built a diverse business model that is distributed across multiple advertising verticals and multiple subscription products which makes us successful in any market environment

Thirdly, everything we do is anchored on our technology platform, RAMP, which enables continuous optimization and drives operating leverage in our business on an ongoing basis

Fourth, as you have heard from Michael, we have a strong track record of executing on accretive M&A transactions and expect to continue to do so as a public company. That being said, I do want to highlight not only do our projection periods assume no M&A, but our historical periods are pro forma for all acquisitions, including pre-acquisition results. So, we really are looking at an apples-to-apples comparison here.

Lastly, our management team. We are a founder-lead team that is heavily invested in our business. Furthermore, we will be rolling a significant portion of our equity into the go-forward business, as we are extremely bullish on RAMP as a technology platform, the opportunities in front of us, and our ability to execute on those opportunities, as well as the partnership with the Trebia team and the resulting capital structure of this transaction.

Here is a refresh of the slides earlier in the presentation, highlighting our history of growth in billings adjusted revenue and gross profit, as well as our projected growth for 2021 and 2022, with CAGRs across the board between 2018 through the projection period of over 30%.

I would note that per Michael’s earlier comments, the adjusted revenue and gross profit charts show our ability to successfully execute through the industry wide COVID impact last year.

With respect to the third chart, pro forma billings Adjusted EBITDA, we will discuss dynamics in 2020 on the next couple pages, but the main point I want you to take away here is that we managed to keep EBITDA flat year-over-year in 2020 despite major disruption in the advertising markets in Q2, and we were able to continue investing in both Opex initiatives across the business, as well as user acquisition marketing to opportunistically acquire subscribers for our subscription products. Both of which are reasons for our confidence in our 2021 guidance and continued performance beyond this year.

I would also like to reiterate that historical periods on these charts are pro forma for our acquisitions, and none of the projections here assume any incremental M&A outside of the combination with Protected.net as part of this transaction.

We also note that this information is presented based on billings, and our actual results are included in the appendix, where you can also find a reconciliation of the non-GAAP metrics shown here to their corresponding GAAP metrics.

We would like to highlight the strong diversification of our business. We have a presence in each of the major advertising verticals, and the acquisition of Protected gives us even more diversity via the Privacy/Security subscription vertical, which we expect to grow as a percentage of revenue going forward. This is driven by having strong relationships with search networks and the ability of RAMP to identify and scale marketing across the most efficient acquisition channels.

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System1 – Trebia Acquisition Corp. & System1 Management Prepared Remarks, June 29, 2021

This has resulted in a resilient business through COVID, as you can see in the profit trends on the right-hand side. You can see the disruption from COVID in Q2 and early Q3 of 2020, but on the backs of RAMP, we were able to rebound nicely in the second half of the year. Our Q1 growth in 2021 has already exceeded pre-COVID levels. This is a trend we see continuing in 2021 and speaks to the resiliency of our platform

I want to spend a few minutes to show you the core dynamics of our subscription business, and why we find it so attractive as a component of the RAMP platform.

We have been able to significantly grow our subscribers from when we started in 2018, and expect continuing subscriber growth going forward to approximately 2.7 million by year end.

In line with our customer growth, we have seen strong performance across all of our cohorts resulting in predictable recurring revenue where our past cohorts drove over 70% of the billings revenue for 2020 and will drive over 75% of the billings revenue in 2021.

We usually break even on our customer acquisition cost right after the first annual renewal, and from that point forward, each customer becomes a significant recurring contributor to our gross margin.

You can see this dynamic over time in the third chart, where the subscription business became cash flow positive in Q4 of 2020, and is on a strong trajectory for 2021 and beyond. We believe this dynamic is highly replicable on the platform in the future Here is a more detailed view of our non-GAAP metrics over the projection period.

I want to highlight a few points. As you can see, this is a Capex-light business, we operate primarily in the cloud, and outside of capitalized software there’s very little below the line cash flow items.

Also, this is a good place to address some of the margin trends in the business during the displayed period. You can see that overall gross margin in the business declines during the 2018 (phon) to 2020 period, primarily due to revenue from the O&O advertising segment growing significantly faster than the network segment, which is close to 100% margin. That being said, we believe that the current base of network partners in our network advertising business are well-positioned to grow moving forward, as seen in the projection period.

With that, I’ll turn it back over to Michael.

Michael Blend

Thanks, Tridi, and before I turn it over to Trebia to walk you through the transaction, I want to thank everyone for their interest in System1.

We think we have a really exciting story and an opportunity for investors to capitalize on a business that is very fast growing and highly profitable. We have a sustainable competitive advantage with our RAMP platform. Our business is highly diversified with limited exposure to any particular marketing channel or advertising vertical, our two revenue drivers of advertising and subscription are highly complementary. We have an excellent M&A track record, and our partnership with Trebia will help us accelerate these efforts. Lastly, we think we have the perfect all-star management team to drive System1 forward over the next several years.

Now, I’ll hand it over to Trebia.

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System1 – Trebia Acquisition Corp. & System1 Management Prepared Remarks, June 29, 2021

Frank Martire

Thank you, Michael. We will now spend a few minutes taking you through the transaction and valuation in more detail.

As we stated up front, the transaction represents an enterprise value of $1.4 billion and an equity value of close to $1.3 billion. Now, this represents 11.9x 2021 estimated pro forma billing Adjusted EBITDA and 9.1x 2022 estimated pro forma billing Adjusted EBITDA with leverage of approximately 1.2x 2021 estimated pro forma billing Adjusted EBITDA assuming no redemptions.

A few relevant items to point out in the sources and uses.

The transaction allows for the merger of both System1 and Protected into Trebia.

Management is committed to the transaction and is rolling significant equity into the deal. Post-merger, management of System1 and Protected will own over 50% of the pro forma business representing over $668 million of equity.

The transaction is fully backstopped with Cannae agreeing to backstop $200 million, $400 million of fully committed debt, and the potential for management to exchange cash for equity consideration.

Lastly, I’d like note that even in a case with high redemptions, leverage never exceeds 3.9x debt to LTM Adjusted EBITDA which we are very comfortable with given the Company’s significant free cash flow.

I would like to now spend a few minutes on valuation, and how we thought about defining the comparable company universe for System1. In defining our peer universe, we looked at other user monetization platforms. These businesses leverage their customer relationships, content, and technology to deliver and monetize high intent consumers to advertisers. When we think about how System1 compares to this group, there are a few key differentiators.

The first is System1 is vertically agnostic, whereas most of the selected peers are vertical players. For example, these peers only operate in mortgage or insurance verticals. We believe the diversification reduces the risk profile of the business, given System1 can move between industry verticals depending on consumer and market preferences. The second is we have a high growth subscription business with predictable and recurring revenues. This also reduces the risk of the financial profile given the recurring nature of these revenue streams.

Now, looking at the financial metrics on revenue growth and EBITDA margin as compared to the identified comparable universe. You can see on this slide, System1 expects above average organic growth in both 2021 and 2022 versus its comps while also maintaining strong profitability. The organic revenue growth is even more impressive when you consider that System1’s revenue is derived from a broad mix of advertising and subscription revenue across multiple industry verticals, and therefore should have less volatility than the comps.

We also look at trading multiples relative to the comp set comparing enterprise value to EBITDA for ’21 and ’22. As you can see from this slide, despite the discussed above average revenue growth and EBITDA margins, System1’s valuation multiples are at or near the bottom of the comp set. We believe this represents the upside to investors in System1, and why the deal is so attractively priced.

Another way we looked at value was to run a regression of ’22 EBITDA multiples and ’22 revenue growth. As you can see from the chart and the high R squared, revenue growth is a strong indicator of trading multiples. When we plot System1 on this chart, it is far below the line where its revenue growth implies it would trade, which again demonstrates the potential upside at this valuation entry point.

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System1 – Trebia Acquisition Corp. & System1 Management Prepared Remarks, June 29, 2021

In conclusion, we are incredibly excited about the merger with System1. System1 is a growing business in a massive market, with a leading technology platform and a strong management team that is committed to the success of the business. We believe the entry point valuation is attractively priced, and the fully backstopped structure of the transaction provides full certainty to close the deal.

With that, I want to thank you all for taking the time to listen to our presentation, and we look forward to working with you as our partners. Thank you again.

Important Information and Where to Find It

In connection with the proposed business combination, a proxy statement/prospectus is expected to be filed by Trebia Acquisition Corp. (“Trebia”), with the U.S. Securities and Exchange Commission (“SEC”) that will include preliminary and definitive proxy statements to be distributed to holders of Trebia ordinary shares in connection with Trebia’s solicitation for proxies for the vote by Trebia’s shareholders in connection with the proposed business combination with S1 Holdco, LLC (“System1”) and System1 SS Protect Holdings, Inc. (“Protected”, and together with System1, the “Companies”) and other matters as described in the proxy statement/prospectus of Trebia relating to the offer of the securities to be issued in connection with the completion of the business combination. Trebia and the Companies urge investors, shareholders and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Trebia, the Companies and the proposed business combination. Such persons can also read Trebia’s final prospectus, as amended, dated June 16, 2020 (SEC File No. 333-238824) which was filed with the SEC on June 18, 2020, for a description of the security holdings of Trebia’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the proxy statement/prospectus has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Trebia’s shareholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to:

Trebia Acquisition Corp., 41 Madison Avenue, Suite 2020, New York, NY 10010, or (646) 450-9187.

Participants in the Solicitation

Trebia and the Companies, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Trebia’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Trebia’s directors and executive officers in Trebia’s final prospectus, as amended, dated June 16, 2020 (SEC File No. 333-238824), which was filed with the SEC on June 18, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Trebia’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Trebia’s and the Companies’ participants in the solicitation, which may, in some cases, be different than those of Trebia’s and the Companies’ equityholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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